SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    FORM U-1

                           APPLICATION OR DECLARATION
                                      under
                 The Public Utility Holding Company Act of 1935

                            MISSISSIPPI POWER COMPANY
                                 2992 West Beach
                           Gulfport, Mississippi 39501

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                              THE SOUTHERN COMPANY

 (Name of top registered holding company parent of each applicant or declarant)

                                 Vicki L. Pierce
                               Corporate Secretary
                            Mississippi Power Company
                                 2992 West Beach
                           Gulfport, Mississippi 39501

                   (Names and addresses of agents for service)

 The Commission is requested to mail signed copies of all orders, notices and communications to the above agent for service and to:


                  Gale E. Klappa                     John D. McLanahan, Esq.
          Executive Vice President, Chief              Troutman Sanders LLP
          Financial Officer and Treasurer          600 Peachtree Street, N.E.
               The Southern Company                        Suite 5200
            270 Peachtree Street, N.W.             Atlanta, Georgia 30308-2216
              Atlanta, Georgia 30303

                              INFORMATION REQUIRED


Item 1.      Description of Proposed Transactions.
             ------------------------------------

             1.1 Mississippi Power Company ("Mississippi"), a wholly-owned subsidiary of The Southern Company ("Southern"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), proposes to issue and sell from time to time, prior to July 1, 2008, short-term and/or term-loan notes to lenders, commercial paper to or through dealers and/or issue non-negotiable promissory notes to public entities for their revenue anticipation notes in an aggregate principal amount at any one time outstanding of up to $500,000,000.

             1.2 Mississippi proposes to effect borrowings from certain banks or other lending institutions. Such institutional borrowings will be evidenced by notes to be dated as of the date of such borrowings and to mature in not more than seven years after the date of issue, or by "grid" notes evidencing all outstanding borrowings from each lender to be dated as of the date of the initial borrowing and to mature not more than seven years after the date of issue. Mississippi proposes that it may provide that any note evidencing such borrowings may not be prepayable, or that it may be prepaid with payment of a premium that is not in excess of the stated interest rate on the borrowing to be prepaid, which premium in the case of a note having a maturity of more than one year may thereafter decline to the date of the note's final maturity. The form of note applicable to this paragraph is filed herewith as Exhibit A-1.

             Borrowings will be at the lender's prevailing rate offered to corporate borrowers of similar quality. Such rates will not exceed the lenders prime rate or (i) LIBOR plus up to 3% or (ii) a rate not to exceed the prime rate to be established by bids obtained from the lenders prior to a proposed borrowing.

             Compensation for the credit facilities may be provided by fees of up to 1% per annum of the amount of the facility. Compensating balances may be used in lieu of fees to compensate certain of the lenders.

             1.3 Mississippi also may effect short-term borrowings hereunder in connection with the financing of certain pollution control facilities through the issuance by public entities of their revenue bond anticipation notes. Under an agreement with each such public entity, the entity would effectively loan to Mississippi the proceeds of the sale of such revenue bond anticipation notes, having a maturity of not more than one year after date of issue, and Mississippi may issue its non-negotiable promissory note therefor. Such note would provide for payments thereon to be made at times and in amounts which shall correspond to the payments with respect to the principal of, premium, if any, and interest on, which shall not exceed the prime rate, such revenue bond anticipation notes, whenever and in whatever manner the same shall become due, whether at stated maturity, upon redemption or declaration or otherwise.

             Mississippi requests that the Commission reserve jurisdiction over the issuance by Mississippi of its non-negotiable promissory notes pursuant to this Item 1.3 pending completion of the record with respect thereto.

             1.4 Mississippi also proposes that it will have authority to issue and sell commercial paper to or through dealers from time to time prior to July 1, 2008. Such commercial paper will be in the form of promissory notes with varying maturities not to exceed 390 days. Actual maturities will be determined by market conditions, the effective interest costs and Mississippi's anticipated cash flow, including the proceeds of other borrowings, at the time of issuance. The commercial paper notes will be issued in denominations of not less than $50,000. The form of commercial paper note is filed herewith as Exhibit A-2.

             The commercial paper will be sold by Mississippi directly to or through a dealer or dealers (the "dealer"). The discount rate (or the interest rate in the case of interest-bearing notes), including any commissions, will not be in excess of the discount rate per annum (or equivalent interest rate) prevailing at the date of issuance for commercial paper of comparable quality of the particular maturity sold by issuers thereof to commercial paper dealers.

             No commission or fee will be payable in connection with the issuance and sale of commercial paper, except for a commission not to exceed 1/8 of 1% per annum payable to the dealer in respect of commercial paper sold through the dealer as principal. The dealer will reoffer such commercial paper at a discount rate of up to 1/8 of 1% per annum less than the prevailing interest rate to Mississippi or at an equivalent cost if sold on an interest-bearing basis.

             Each certificate under Rule 24 with respect to the issue and sale of commercial paper will include the name or names of the commercial paper dealers, the amount of commercial paper outstanding as of the end of each quarter and information with respect to the discount rate and interest rate.

             1.5 Pursuant to an order of the Commission, Mississippi has authority to effect short-term borrowings prior to January 1, 2003 as set forth in Commission File No. 70-8797 (HCAR No. 35-26491, dated March 13, 1996). Pursuant to another order of the Commission, Mississippi has authority to effect any such short-term borrowings through a Southern consolidated commercial paper program prior to June 30, 2004 as set forth in Commission File No. 70-9631 HCAR

No. 35-27273, dated November 8, 2000). According to such authorizations, any borrowings pursuant to each order must be aggregated and may not exceed the total amount authorized in File No. 70-8795. At August 14, 2002, borrowings in an aggregate principal amount of approximately $14,900,000 were outstanding pursuant to such authorizations. Mississippi proposes that the authorization sought in this file would supersede and replace, with respect to Mississippi, the authorization in File No. 70-8797 effective immediately upon the date of the Commission's order herein but would not otherwise affect the authorization in File No. 70-9631.

             1.6 The proceeds from the proposed borrowings will be used by Mississippi for working capital purposes, including the financing in part of its construction program.

             None of the proceeds from any borrowing or from the sale of any of the notes authorized herein will be used by Mississippi, directly or indirectly, for the acquisition of any interest in an "exempt wholesale generator" or a "foreign utility company".

             1.7 Except as may be otherwise authorized by the Commission, any short-term borrowings of Mississippi outstanding hereunder after June 30, 2008 will be retired from internal cash resources, the proceeds of equity financings or the proceeds of long-term debt.

             1.8 With respect to the financing transactions authorized hereunder, Mississippi hereby requests authority to file certificates of notification under Rule 24 on a quarterly basis (within 45 days following the close of each calendar quarter).

Item 2.  Fees, Commissions and Expenses.
         ------------------------------

             The fees, commissions and expenses paid or incurred or to be paid or incurred in connection with the proposed transactions (in addition to those described in Item 1 hereof) of this Application or Declaration are estimated not to exceed $10,000.


Item 3.  Applicable Statutory Provisions.
         -------------------------------

             3.1 Mississippi considers that the issuance and sale of the short-term notes and commercial paper notes are currently exempt to the extent set forth above from the provisions of Sections 6(a) and 7 of the Act under the first sentence of Section 6(b) and that upon the granting of this application will be so exempt to the extent of the maximum aggregate principal amounts of the short-term notes and commercial paper notes which it proposes to issue. With respect to the term-loan borrowings and the issuance of notes as described in
Item 1.3, Mississippi considers that the provisions of Section 6(a) and 7 of the Act are applicable to the proposed transactions.

             3.2 The proposed transactions will be carried out in accordance with the procedure specified in Rule 23 and pursuant to an order of the Commission with respect thereto.

             3.3 Rule 54 Analysis: The proposed transactions are also subject to Rule 54, which provides that, in determining whether to approve an application which does not relate to any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.

             Southern currently meets all of the conditions of Rule 53(a). At June 30, 2002, Southern's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $118.8 million, or 2.60% of Southern's "consolidated retained earnings," also as defined in Rule 53(a)(1), as of June
30, 2002 ($4.564 billion).    1

             In addition, Southern has complied, and will continue to comply, with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of operating company personnel to render services to EWGs and FUCOs and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred.

___________________________________
1 As discussed in Southern's Application on Form U-1 (File No. 70-9727) relating to the spin-off of Mirant Corporation ("Mirant"), Southern and Mirant reorganized certain energy-related and FUCO activities and Mirant completed a tax-free distribution to Southern of these activities on March 5, 2001 (the "Mini-Spin"). On April 2, 2001, Southern completed the spin-off of its remaining ownership interest in Mirant to Southern's shareholders. Therefore, the four indirect subsidiaries (EPZ Lease, Inc., Dutch Gas Lease, Inc., GAMOG Lease, Inc. and NUON Lease, Inc.) obtained through the Mini-Spin are the only remaining FUCO investments held by Southern. Although Southern now owns all of the equity in these companies as a result of the Mini-Spin, Southern has no direct or indirect investment or any aggregate investment within the meaning of Rule 53 in these FUCOs, including any direct or indirect guarantees or credit positions related to any capital or financing leases. Furthermore, the only remaining EWG investment held by Southern after the Mini-Spin is Southern Company-Florida LLC, which was organized during the first quarter of 2001. Southern has executed limited keep-well commitments whereby Southern would be required to make capital contributions to Southern Energy Finance Capital Corp. or to Southern Energy Finance Company, Inc. in the event of a shortfall in the scheduled debt service resulting from certain changes in the payments due from Southern under the Southern Company Income Tax Allocation Agreement. The maximum potential capital contribution required under these commitments is the unamortized balance of the related loans, which totaled approximately $377 million as of June 30, 2002.

Item 4.      Regulatory Approval.
             -------------------

             The proposed issuance by Mississippi of term notes to institutions and the proposed issuance and sale of its commercial paper notes are not subject to the jurisdiction of any state commission.

             Such transactions are not subject to the jurisdiction of any federal commission other than the Commission.


Item 5.      Procedure.
             ---------

             Mississippi hereby requests that the Commission issue its order with respect to these transactions as soon as the rules allow and requests that there be no 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. Mississippi hereby waives a recommended decision by a hearing officer or other responsible officer of the Commission and hereby consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order in this matter unless such Division opposes the matters covered hereby.


Item 6.      Exhibits and Financial Statements.
             ---------------------------------

             (a)  Exhibits.

             A-1   -     Form of note.

             A-2   -     Form of commercial paper note.

             F     -     Opinion of Balch & Bingham LLP, counsel for
                         Mississippi.  (To be filed by amendment.)

             H     -     Form of Notice.

             Exhibits heretofore filed with the Commission designated as set forth above are hereby incorporated herein by reference and made a part hereof with the same effect as if filed herewith.

             (b)  Financial Statements.
             Balance Sheet of Mississippi at June 30, 2002. (Designated in Mississippi's Form 10-Q for the quarter ended June 30, 2002, File No. 001-11229.)

             Statements of Income of Mississippi for the period ended June 30, 2002. (Designated in Mississippi's Form 10-Q for the quarter ended June 30, 2002, File No. 001-11229.)

             Since June 30, 2002, there have been no material adverse changes, not in the ordinary course of business, in the financial condition of Mississippi from that set forth in or contemplated by the foregoing financial statements.


Item 7.      Information as to Environmental Effects.
             ---------------------------------------

             (a) As described in Item 1, the proposed transactions are of a routine and strictly financial nature in the ordinary course of business. Accordingly, the Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.
             (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

                                   SIGNATURES

             Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  August 20, 2002               MISSISSIPPI POWER COMPANY


                                      By   /s/Wayne Boston
                                           Wayne Boston
                                         Assistant Secretary